Exhibit 99.1

2017-09-21

PRESS RELEASE

Supplementary proposals of the Nomination Committee for the 2017 Annual General Meeting

For the AGM on September 25, 2017, the Board of Oasmia Pharmaceutical AB has been informed by the company's Nomination Committee of the following.

The Nomination Committee proposes that the Board to be composed of five directors elected at the AGM, with no alternates, for the period until the next AGM.

The Nomination Committee proposes re-election of Julian Aleksov, Lars Bergkvist, Bo Cederstrand and Alexander Kotsinas as directors. The Nomination Committee proposes Per Langö to be elected as new director. It is proposed that Julian Aleksov be re-elected Chairman of the Board.

Per Langö has extensive experience in launching and establishing global products in various therapeutic areas. Mr Langö is currently employed by the Nestle Skin Health and lives and works in the USA. He holds an MSc in Business Studies and Economics from Uppsala University.

The Nomination Committee proposes that Board members shall receive remuneration of SEK 150,000 per year, with the exception of the Chairman of the Board, who shall receive remuneration of SEK 300,000 per year. However, board members who receive other salary or other remuneration from the company shall not receive board fees.

The Nomination Committee has previously submitted a proposal for a resolution on the Nomination Committee, which was included in the notice of the AGM and was presented in the Nomination Committee's proposal on the company's website. However, the Nomination Committee has decided to amend its proposal to delete the following two sentences: “The members of the Board shall not constitute a majority of the members of the nomination committee.” and “The Chairman of the Board, or any other member of the Board, may not be the Chairman of the nomination committee.”

The Nomination Committee for the AGM 2017 comprises the following members: Julian Aleksov (Chairman of the Nomination Committee), representing Alceco S.A., Bo Cederstrand, representing Alceco S.A. and Per Arwidsson, representing Granitplattan AB.

The Nomination Committee´s other proposals for the AGM on September 25, 2017 and the statement on the proposed Board are available on the company’s website www.oasmia.com

For more information, please contact:

Julian Aleksov, Chairman of the Nomination Committee

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR) and the Securities Markets Act. The information was submitted for publication, through the agency of the contact person set out above, at 08.15 CET on 21 September 2017.